Snipp’s Launch of the Cannabis Marketing Resource Center (CMRC), a One of

a Kind Resource for Cannabis Marketing, Featured in Leading Online Source

for Marijuana Industry News

TORONTO, March 15, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, shared their perspective with PotNetwork (www.potnetwork.com) on using technology for marketing in the legal cannabis industry. Interest in Snipp’s role in this rapidly growing industry came as a response to the Company’s recently announced launch of the Cannabis Marketing Resource Center (CMRC), a one of a kind resource for cannabis marketing.

PotNetwork is the leading online hub for cannabis-related media and networking opportunities within the legal cannabis and medical marijuana industries and serves as a trusted source for curated videos, breaking news, research reports and commentary by industry professionals and an extensive list of contributors. This information flow helps create a variety of unique opportunities for industry partnerships, corporate communications and exposure to a global investment community. The audience includes both professionals and enthusiasts interested in all cannabis industry segments as well as technology solution providers like Snipp.

The article reviews the recent announcement of the launch of the Snipp Cannabis Marketing Resource Center and explains the objectives of the CMRC and the Company’s perspective on the advantages of leveraging the deep expertise and flexible technology platforms engineered by Snipp for related industries like Alcohol and Pharma, thereby enabling cannabis-related companies to more easily launch sophisticated solutions that are legally-compliant. Read the article here: http://www.snipp.com/company/news/company-knows-market-legal-cannabis-article-recently-launched-snipp-cmrc-potnetwork/

“We are honored by the interest that this leading industry source has taken in the launch of this resource center,” commented Atul Sabharwal, CEO and Founder of Snipp. “Our proven technology solutions in regulated industries will help transform the way cannabis marketers connect with their consumers as well as with their supply chain. We are excited by the interest we are getting from leading companies in this space and have already started receiving sign-ups to the CMRC, from both US and Canadian companies. We are looking forward to applying our technology and marketing expertise to help them launch legally compliant marketing programs.”

Visit the Snipp CMRC www.snipp.com/CMRC and the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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